UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

New Skies Satellites Holdings Ltd.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

G64865101

(CUSIP Number)

SES Global S.A.

L-6815 Chateau de Betzdorf

Luxembourg

Attention: General Counsel

+352 710 725 575

Copy to:

David M. Wilf, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10016

(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G64865101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SES Global S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,973,088

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,973,088*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.6%**

14.	Type of Reporting Person (See Instructions) CO

* Beneficial ownership of the Issuer’s Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 32,299,631 ordinary shares of Issuer Common Stock outstanding as of October 31, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2005.

CUSIP No. G64865101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SES Holdings (Bermuda) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,973,088

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,973,088*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.6%**

14.	Type of Reporting Person (See Instructions) CO

* Beneficial ownership of the Issuer’s Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 32,299,631 ordinary shares of Issuer Common Stock outstanding as of October 31, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2005.

Item 1.	Security and Issuer

This statement relates to the ordinary shares, par value $.01 per share, of common stock  (“Issuer Common Stock”), of New Skies Satellites Holdings Ltd., a Bermuda company (the “Issuer”). The principal executive offices of the Issuer are located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

Item 2.	Identity and Background

This statement is being jointly filed by SES Global S.A., a Luxembourg company (“Parent”) and SES Holdings (Bermuda) Limited, a Bermuda company and a direct wholly-owned subsidiary of Parent (“Amalgamation Sub” and, together with Parent, the “Reporting Persons”).  The Agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.  The address of the principal office of each of the Reporting Persons is L-6815 Chateau de Betzdorf, Luxembourg.  Information as to each of the executive officers and directors of Parent and Amalgamation Sub is set forth on Schedule I and Schedule II hereto, respectively.

Parent is principally engaged in the business of providing satellite communications services through a network of geostationary earth orbit satellites and a communications network for data, voice, video, and Internet services and ground based infrastructure supporting the satellite network and the communications network.  Amalgamation Sub was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and such transactions.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in Schedule I and Schedule II: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Blackstone Capital Partners (Cayman) IV L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone NSS Communications Partners (Cayman) L.P. and Blackstone Family Communications Partnership (Cayman) L.P. (each a “Shareholder” and together the “Shareholders”), who together are the record and/or beneficial owners of 17,973,088 shares of the Issuer Common Stock (the “Subject Shares”), have entered into the Voting Agreement with the Reporting Persons described in Item 4.  The transactions contemplated by the Voting Agreement (which is the basis for the beneficial ownership of the Subject Shares by the Reporting Persons) are not expected to require the expenditure of any funds.

The Shareholders entered into the Voting Agreement to induce the Reporting Persons to enter into the Transaction Agreement and Amalgamation Agreement described in Item 4.

Item 4.	Purpose of Transaction

Transaction Documents

On December 14, 2005, (i) the Issuer and the Reporting Persons entered into a Transaction Agreement and Plan of Amalgamation (the “Transaction Agreement”) and (ii) the Issuer and Amalgamation Sub entered into an Amalgamation Agreement (the “Amalgamation Agreement” and, together with the Transaction Agreement, the “Transaction Documents”).

Pursuant to the Transaction Documents, after receipt of all required regulatory approvals, stockholder approval and satisfaction of other closing conditions set forth in the Transaction Agreement, the Issuer and Amalgamation Sub will amalgamate (the “Amalgamation”) and each outstanding ordinary share of Issuer Common Stock (subject to certain exceptions) will be converted in to the right to receive $22.52 in cash per share (the “Amalgamation Price”).  After consummation of the Amalgamation, the amalgamated company will be a wholly-owned subsidiary of Parent.

Voting Agreement

As a condition and inducement to enter into the Transaction Agreement and Amalgamation Agreement, the Shareholders entered into a Voting Agreement with the Reporting Persons (the “Voting Agreement”) pursuant to which each Shareholder agreed that, prior to the termination of the Voting Agreement, it shall at any meeting of the shareholders of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting), however called, (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and (ii) vote, or cause to be voted at such meeting, all Covered Shares (A) in favor of the Amalgamation and any other matters necessary for consummation of the Amalgamation and the other matters contemplated in the Transaction Agreement (whether or not recommended by the Board of Directors of the Issuer) and (B) against (I) any Acquisition Proposal (as such term is defined in the Transaction Agreement), (II) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination between the Issuer and any other person, (III) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Amalgamation or any of the transactions contemplated by the Transaction Agreement, any transactions contemplated by this Agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Issuer or any of its subsidiaries under the Transaction Agreement, and (IV) any dividend by the Issuer or change in the capital structure of the Issuer (except to the extent permitted by the Transaction Agreement ).  In addition, each Shareholder grants Parent its irrevocable proxy to vote the Subject Shares as indicated above.

The foregoing summaries of the Transaction Agreement, Amalgamation Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2, 3 and Exhibit 4, respectively.

Item 5.	Interest in Securities of the Issuer

(a) and (b)              Immediately prior to the execution of the Voting Agreement, the Reporting Persons did not own any ordinary shares of Issuer Common Stock.  However, as of execution of the Voting Agreement on December 14, 2005, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 17,973,088 ordinary shares of Issuer Common Stock, representing approximately 55.6% of the Issuer Common Stock outstanding as of October 31, 2005 (based on the number of ordinary shares of Issuer Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2005).  Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by the Reporting Persons is approximately 55.6%.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I or Schedule II hereto, owns any ordinary shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Peron is the beneficial owned or the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person listed in Schedule I or Schedule II hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d)           None of the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and Schedule II and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.             Joint Filing Agreement, dated as of December 22, 2005, between Parent and Amalgamation Sub relating to the filing of a joint statement on Schedule 13D (filed herewith).

2.             Transaction Agreement and Plan of Amalgamation, dated as of December 14, 2005, between Parent, Amalgamation Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 (File No. 001-32495)).

3.             Amalgamation Agreement, dated December 14, 2005, between the Issuer and Amalgamation Sub (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 (File No. 001-32495)).

4.             Voting Agreement, dated as of December 14, 2005, by and between Blackstone Capital Partners (Cayman) IV L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone NSS Communications Partners (Cayman) L.P. and Blackstone Family Communications Partnership (Cayman) L.P., on the one hand, and Parent and Amalgamation Sub, on the other (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 (File No. 001-32495)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SES GLOBAL S.A.

By:	/s/ Robert Bednarek
Name: Robert Bednarek
Tile: Executive Vice President

By:	/s/ Romain Bausch
Name: Romain Bausch
Tile: President and Chief Executive Officer

SES HOLDINGS (BERMUDA) LIMITED

By:	/s/ Robert Bednarek
Name: Robert Bednarek
Tile: Deputy Chairman and Vice President

By:	/s/ Romain Bausch
Name: Romain Bausch
Tile: Chairman and President

Date: December 22, 2005

SCHEDULE I

SES Global S.A.
Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors
René Steichen	Château de Betzdorf, L — 6815 Betzdorg Luxembourg	Chairman, SES Global	Luxembourg
John Connelly	Room 3C-54 120 Long Ridge Road Stamford, CT 06927 United States	Vice-Chairman, SES Global	United States
Gerd Tenzer	Lindenweg 8 D — 53545, Linz Am Rhein Germany	Vice-Chairman-Telecommunications Consultant, SES Global	Germany
Jean-Paul Zens	5, rue Large L - 1917 Luxembourg	Premier Conseiller de Gouvernement	Luxembourg
Charles Alexander	30 Berkeley Square London W1J 6EW United Kingdom	President, GE Capital Europe	United Kingdom
Marcus Bicknell	Homefarm Orchard Threehouseholds Chalfont Saint Giles Buckinghamshire HP8 4LP, United Kingdom	Director, New Media Foundry Ltd	United Kingdom
Hadelin de Liedekerke Beaufort	20, avenue de Florimont CH — 1006, Lausanne, France	Administrateur de Sociétés	France
Jacques Espinasse	42, avenue de Friedland F — 75380 Paris cedex 08 France	Chief Financial Officer, Vivendi Universal	France
Jean-Claude Finck	1, place de Metz L - 2954 Luxembourg	Directeur Général, Banque et Caisse d’Epargne de l’Etat	Luxembourg
Denis J. Nayden	2 Stamford Plaza, 11th Fl 281 Tresser Boulevard Stamford, CT 06901 United States	Managing Partner, Oak Hill Capital Management, Inc	United States
Gaston Reinesch	L - 2931 Luxembourg	Administrateur Général, Ministère des Finances	Luxembourg
Victor Rod	1, place de Metz L - 2954 Luxembourg	Président du Conseil d’Administration, Banque et Caisse d’Epargne de l’Etat	Luxembourg

Luis Sanchez Merlo	Antonio Maura, 9 E — 28014 Madrid Spain	Chairman, Lantana Capital SA	Spain
Christian Schaack	50, avenue J.F. Kennedy L — 2951 Luxembourg	Managing Director, FORTIS BANK	Luxembourg
Georges Schmit	L-2914 Luxembourg	Premier Conseiller de Gouvernement, Ministère de l’Economie et du Commerce Extérieur	Luxembourg
Terry Seddon	Norton Disney Lodge Newark Road Norton Disney Lincoln LN6 9 JP United Kingdom	N/A	United Kingdom
Marc Speeckaert	11, rue des Colonies B — 1000 Brussels Belgium	General Manager, Sofina	Belgium
François Tesch	6, rue Albert Borschette L — 1246 Luxembourg	Directeur Général, Le Foyer Assurances	Luxembourg

Executive Officers
Romain Bausch	Château de Betzdorf L-6815 Betzdorf Luxembourg	President and Chief Executive Officer, SES Global	Luxembourg
Robert Bednarek	Château de Betzdorf L-6815 Betzdorf Luxembourg	Executive Vice President, Corporate Development, SES Gloabl	United States
Edward D. Horowitz	Four Research Way Princeton, NJ 08540 United States	President and Chief Executive Officer, SES AMERICOM	United States
Ferdinand Kayser	Château de Betzdorf L-6815 Betzdorf Luxembourg	President and Chief Executive Officer, SES ASTRA	Luxembourg
Mark Rigolle	Château de Betzdorf L-6815 Betzdorf Luxembourg	Chief Financial Officer, SES Global	Belgium

SCHEDULE II

SES Holdings (Bermuda) Limited
Directors and Executive Officers

Name and Title with SES Holdings (Bermuda) Limited	Present Business Address	Present Principal Occupation	Citizenship
Romain Bausch Chairman and President	Château de Betzdorf L-6815 Betzdorf Luxembourg	President and Chief Executive Officer, SES Global	Luxembourg
Robert Bednarek Deputy Chairman and Vice President	Château de Betzdorf L-6815 Betzdorf Luxembourg	Executive Vice President, Corporate Development, SES Gloabl	United States
Mark Rigolle Director	Château de Betzdorf L-6815 Betzdorf Luxembourg	Chief Financial Officer, SES Global	Belgium

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of December 22, 2005, between Parent and Amalgamation Sub relating to the filing of a joint statement on Schedule 13D (filed herewith).

2

Transaction Agreement and Plan of Amalgamation, dated as of December 14, 2005, between Parent, Amalgamation Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 (File No. 001-32495)).

3

Amalgamation Agreement, dated December 14, 2005, between the Issuer and Amalgamation Sub (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 (File No. 001-32495)).

4

Voting Agreement, dated as of December 14, 2005, by and between Blackstone Capital Partners (Cayman) IV L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone NSS Communications Partners (Cayman) L.P. and Blackstone Family Communications Partnership (Cayman) L.P., on the one hand, and Parent and Amalgamation Sub, on the other (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 (File No. 001-32495)).